Prospectus Supplement to	Filed Pursuant to Rule 424(b)(3)

Prospectus dated March 13, 2002, as amended on April 3, 2002, and the	Registration Statement No. 333-84264

Prospectus Supplement dated April 4, 2002

Supplement to the
Offer to Exchange
Shares of Common Stock
of

for

Shares of Common Stock

of

NRG Energy, Inc.

This  Exchange  Offer,  And  Your  Right  To  Withdraw   NRG  Shares  That  You  Tender  Into  This  Offer,  Will  Expire At 12:00 Midnight, New York City Time, On May 31, 2002, Unless We Extend This Offer.

         This prospectus supplement relates to the offer by Xcel Energy to exchange shares of its common stock for the outstanding shares of Common Stock of NRG, on the terms and subject to the conditions specified in the prospectus dated March 13, 2002, as amended on April 3, 2002, which we refer to as the “original prospectus,” and the prospectus supplement dated April 4, 2002, which we refer to as the “first prospectus supplement.”

         We will not acquire any Common Stock of NRG in this offer unless NRG stockholders who are not directors or executive officers of Xcel Energy tender into this offer enough shares so that, when taken together with the shares of NRG Common Stock that we would hold after the conversion of the Class A shares held by us, we would own at least 90% of NRG’s outstanding Common Stock. Based on the number of shares of Common Stock outstanding as of May 29, 2002, NRG stockholders other than our directors and executive officers must tender into the offer at least 31,616,314 shares, or approximately 61% of the outstanding shares of Common Stock, in order for this condition to be satisfied. We will not waive this condition. Our obligation to exchange Xcel Energy shares for NRG shares is also subject to other conditions described under “The Offer –– Conditions of the Offer” beginning on page 45 of the original prospectus.

         This prospectus supplement modifies and supercedes certain information included in the original prospectus and the first prospectus supplement, as described below. This prospectus supplement should be read in conjunction with the original prospectus and the first prospectus supplement and the related letter of transmittal. Additional copies of the original prospectus and the first prospectus supplement may be obtained from Georgeson Shareholder Communications, Inc., the information agent for the offer, as set forth on the back cover of this prospectus supplement.

______________

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Xcel Energy common stock to be issued in the offer and the related merger or determined if the information contained in this prospectus supplement is accurate or adequate. Any representation to the contrary is a criminal offense.

The Dealer Manager For The Offer Is:

The Date of this Prospectus Supplement is May 31, 2002.

INFORMATION CONCERNING NRG AND RECENT EVENTS

         Xcel Energy has made a credit line of $300 million available to NRG. As of May 13, 2002, NRG had borrowed an aggregate principal amount of $170 million thereunder. In connection therewith, on each of April 15, 2002 and May 1, 2002, NRG issued to Xcel Energy a $150 million subordinated convertible note. The terms of each of the notes are substantially identical to the terms of the note issued by NRG on February 28, 2002. The interest rate of the two notes was 2.77% as of May 13, 2002. Like the February 28, 2002 loan, we intend to cancel the debt reflected by these notes if the offer and merger are completed, thereby effectively making a capital contribution to NRG. If the offer and merger are not completed, we plan to convert the debt into NRG Common Stock.

         The third sentence of the third full paragraph under the caption “Information Concerning NRG and Recent Events” on page 31 of the original prospectus, as amended and supplemented by the first prospectus supplement, is hereby deleted and replaced with the following:

         “The interest rate at February 28, 2002 was 3.01%.”

OTHER RECENT DEVELOPMENTS

         On April 5, 2002, a stockholder of Xcel Energy filed a request with the SEC for a hearing to consider issues asserted under the Public Utility Holding Company Act, or PUHCA, in connection with the offer. On April 12, May 6 and May 10, 2002, the stockholder filed supplements to this request. As a result of the increase in the exchange ratio from 0.4846 to 0.5000, the SEC published a supplemental notice on April 16, 2002 extending the earliest date by which it could enter an order under PUHCA authorizing Xcel Energy to consummate the offer to May 7, 2002. Accordingly, Xcel Energy extended the expiration date of the offer to midnight, Eastern Daylight Time, on May 8, 2002. Because the SEC order still had not been received, we extended the expiration date of the offer two more times. The offer is currently scheduled to expire at midnight, Eastern Daylight Time, on May 31, 2002. On May 30, 2002, the SEC issued an order denying the stockholder’s request for a hearing and approving our offer under PUHCA, subject to certain conditions described in our press release, dated May 29, 2002, which has been filed as an exhibit to our Tender Offer Statement on Schedule TO.

         Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for NRG shares and any other required documents should be sent or delivered by each NRG stockholder or his broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below.

The Exchange Agent for the Offer is:

Wells Fargo Bank Minnesota, N.A.

By Mail:	Overnight Delivery or Hand Delivery:

Wells Fargo Bank Minnesota, N.A. Corporate Actions Department P.O. Box 64858 St. Paul, Minnesota 55164-0858	Wells Fargo Bank Minnesota, N.A. Corporate Actions Department 161 North Concord Exchange South St. Paul, Minnesota 55075

By Facsimile:
(For Eligible Institutions Only)
(651) 450-2452

For Confirmation of Facsimile, Telephone:
(651) 450-4110

         Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed below. Additional copies of this prospectus supplement, the first prospectus supplement, the original prospectus, the letter of transmittal and other offer materials may be obtained from the information agent as set forth below, and will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for the Offer is:

111 Commerce Road
Carlstadt, New Jersey 07072

Banks and Brokers Please Call (201) 896-1900
All Others Call Toll-Free: (866) 800-0230

The Dealer Manager for the Offer is:

745 Seventh Avenue
New York, New York 10019

Call Collect: (212) 526-7000 x1794